FILED BY BLACKROCK CAPITAL INVESTMENT CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK CAPITAL INVESTMENT CORPORATION
 FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00712

 Investor Presentation  March 2024  BLACKROCK CAPITAL INVESTMENT CORPORATION

 Important Notice  Prospective investors considering an investment in BlackRock Capital Investment Corporation (“BKCC,” the “Company”, “we”, “us” or “our”) should consider the investment objectives, risks and expenses of the Company carefully before investing. This information and other information about the Company are available in the Company's filings with the Securities and Exchange Commission ("SEC"). Copies are available on the SEC's website at www.sec.gov and the Company's website at www.blackrockbkcc.com. Prospective investors should read these materials carefully before investing. This presentation (the “Presentation”) is solely for information and discussion purposes and must not be relied upon for any other purpose. This Presentation includes the slides that follow, copies of this Presentation and any materials distributed in connection with this Presentation. By reading the Presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation.  Forward-Looking Statements  Some of the statements in this Presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of BKCC or BlackRock TCP Capital Corp. (“TCPC”) or the merger of BKCC with and into a wholly owned, indirect subsidiary of TCPC (the “Merger”). The forward-looking statements may include statements as to: future operating results of TCPC, BKCC or, following the Merger, the combined company and distribution projections; business prospects of TCPC, BKCC or, following the Merger, the combined company and the prospects of each of their respective portfolio companies; and the impact of the investments that TCPC, BKCC or, following the Merger, the combined company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward- looking statements contained in this Presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BKCC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BKCC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BKCC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BKCC’s and TCPC’s publicly disseminated documents and filings, including TCPC’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the “Registration Statement”), which was declared effective by the SEC on November 16, 2023 and was amended on January 11, 2024, TCPC’s prospectus, which was filed by TCPC with the SEC on January 11, 2024 (the “Prospectus”), and BKCC’s definitive proxy statement, which was filed by BKCC with the SEC on January 11, 2024 (the “Proxy Statement”, and, together with the Prospectus, the “Proxy Statement/Prospectus”). BKCC has based the forward-looking statements included in this Presentation on information available to it on the date of this Presentation, and BKCC assumes no obligation to update any such forward-looking statements. Although BKCC undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that BKCC in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  2

 Important Notice  No Offer or Solicitation  This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BKCC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.  Additional Information and Where to Find It  This Presentation includes statements related to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Merger, each of BKCC and TCPC have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on November 16, 2023, and the Proxy Statement/Prospectus was first mailed to TCPC and BKCC stockholders on or around January 15, 2024 to seek approval of the Merger. The Registration Statement and the Proxy Statement/Prospectus each contain important information about BKCC, TCPC, the Merger and related matters. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BKCC AND TCPC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.  Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BKCC, from BKCC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.  Participants in the Solicitation  BKCC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BKCC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BKCC and TCPC is set forth in the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BKCC and TCPC stockholders in connection with the Merger is contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.  2

 BlackRock Capital Investment Corporation Overview  BlackRock Capital Investment Corporation (NASDAQ: BKCC) is a publicly traded and externally-managed BDC (business development company).  Provides middle-market companies with flexible financing solutions across the capital structure, but with a focus on senior secured debt with an emphasis on first lien loans. Seeks and invests in opportunities which offer an attractive risk-adjusted return, while creating long- term partnerships with growing middle-market companies.  Managed by a wholly owned indirect subsidiary13 of BlackRock, Inc. (“BlackRock”) since March 6, 2015. BlackRock is the largest asset manager globally with approximately $10 trillion under management, as of December 31, 2023.  Positioned for long-term strength and stable earnings; the below milestones represent significant progress towards the Company’s portfolio targets (page 11):  First lien debt increased to 85% at December 31, 2023, an increase from 79% at December 31, 2022 and 74% at December 31, 2021; and  Number of portfolio companies increased to 121 at December 31, 2023, from 116 at December 31, 2022 and 86 at December 31, 2021.  Modest leverage of 0.91x at December 31, 2023 provides flexibility to grow the portfolio and continue to increase Net Investment Income.  BlackRock’s scope and scale enhances sourcing channels and provides informational advantage via company, sector and macro level insights and integration of Tennenbaum Capital Partners, LLC into BlackRock in 2018 helped add value for stockholders through increased deal flow.  Under BlackRock’s management, from March 6, 2015 to December 31, 2023, we have deployed capital of approximately $2.0 billion, of which approximately $1.1 billion has been exited with a gross IRR of 10.0%.  Evaluated over 7,200 investment opportunities and completed investments in 343 portfolio companies since inception.  Has provided in excess of $5.8 billion in capital to middle-market companies since inception.  Key Metrics as of December 31, 2023  Investment Portfolio6:  $604.5 million  Dividend Yield9: 10.3%  Net Assets:  $315.7 million or $4.35 per share4  Share Price:  $3.87  Market Capitalization:  $280.9 million  Quarterly Dividend Coverage10: 128%  Please see Notes to the Investor Presentation on page 16.  4

 Proposed Merger with BlackRock TCP Capital Corp.  Please see Notes to the Investor Presentation on page 16.  4  On September 6, 2023, we announced that the Company and its affiliated BDC, TCPC, have entered into a definitive agreement pursuant to which the Company will merge with and into a wholly owned, indirect subsidiary of TCPC, subject to shareholder approval, customary regulatory approvals and other closing conditions.  The proposed merger is expected to result in a combined company that benefits from:  More efficient access to capital  Potential for improved trading dynamics  Combined operating efficiencies  Enhanced scale; and  A base management fee reduction in conjunction with a successful closing of the transaction.  Combines two very similar portfolios, with a substantially similar investment team continuing to manage the combined portfolio.  Subject to certain closing conditions including obtaining the requisite approvals of the Company’s stockholders and TCPC’s stockholders, the transaction is currently expected to close in the first calendar quarter of 2024.  The combined company would continue to trade on the Nasdaq Global Select Market under the ticker symbol “TCPC”.

Select Historical Financial Information

($ in Thousands, Except per Share Data)	Quarter Ended 12/31/22	3/31/23	6/30/23	9/30/23	12/31/23	Full Year Ended 12/31/22	Full Year Ended 12/31/23
Net Investment Income / (Loss)	$ 8,093	$ 8,861	$ 8,910	$ 9,518	$ 9,276	$ 29,371	$ 36,565
Net Investment Income / (Loss) per share [1]	0.11	0.12	0.12	0.13	0.13	0.40	0.50
Net Investment Income / (Loss), pre-incentive fee [3]	9,805	10,737	10,796	11,849	10,923	31,249	44,306
Net Investment Income / (Loss) per share, pre-incentive fee [1,3]	0.14	0.15	0.15	0.16	0.15	0.43	0.61
Net Investment Income / (Loss), as adjusted [3]	8,093	8,861	8,910	9,779	9,015	27,827	36,565
Net Investment Income / (Loss) per share, as adjusted [1,3]	0.11	0.12	0.12	0.13	0.12	0.38	0.50
Net Realized / Unrealized Gains (Losses) before taxes	(13,195)	(344)	(7,407)	1,309	(3,887)	(25,884)	(10,329)
Net Realized / Unrealized Gains (Losses) before taxes per share[1]	(0.18)	-	(0.10)	0.02	(0.06)	(0.35)	(0.14)
Net Increase / (Decrease) in Net Assets from Operations	(5,102)	8,517	1,504	10,826	5,389	3,487	26,236
Net Increase / (Decrease) in Net Assets from Operations per share [1]	(0.07)	0.12	0.02	0.15	0.07	0.05	0.36
Net Increase / (Decrease) in Net Assets from Operations, as adjusted [3]	(5,102)	8,517	1,504	11,087	5,128	1,942	26,236
Net Increase / (Decrease) in Net Assets from Operations per share, as adjusted [1,3]	(0.07)	0.12	0.02	0.15	0.07	0.03	0.36
Net Assets	318,522	319,783	314,029	317,598	315,730	318,522	315,730
Net Asset Value per share [4]	$ 4.39	$ 4.41	$ 4.33	$ 4.38	$ 4.35	$ 4.39	$ 4.35
Dividend Declared	7,257	7,257	7,257	7,257	7,257	29,313	29,029
Dividend Declared per share	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.40	$ 0.40
Weighted Average Shares - Basic [1]	72,611,050	72,571,907	72,571,907	72,571,907	72,571,907	73,314,124	72,571,907
Shares Outstanding at End of Period	72,571,907	72,571,907	72,571,907	72,571,907	72,571,907	72,571,907	72,571,907
Dividend Coverage[10]	112%	122%	123%	131%	128%	100%	126%
Net Leverage[5]	0.77x	0.81x	0.86x	0.84x	0.91x	0.77x	0.91x

Items above may not foot or cross-foot due to rounding.
Please see Notes to the Investor Presentation on page 16.

BlackRock.
6

Portfolio Activity

($ in Millions)	Quarter Ended 12/31/22	3/31/23	6/30/23	9/30/23	12/31/23
Purchases of Investments, at Cost [2,11]	$ 36.0	$ 37.6	$ 20.8	$ 40.3	$ 25.4
Proceeds from Sales, Repayments and Other Exits [11]	(27.9)	(20.7)	(6.5)	(43.6)	(12.6)
Net Deployments (Repayments)	$ 8.1	$ 16.9	$ 14.3	$ (3.3)	$ 12.8
Number of Portfolio Companies - Beginning of Period	111	116	121	121	120
Number of New Portfolio Company Investments	8	8	3	3	5
Number of Portfolio Company Exits	(3)	(3)	(3)	(4)	(4)
Number of Portfolio Companies - End of Period	116	121	121	120	121
New Investments by Asset Class at Cost ($):					
Senior Secured 1st Lien Debt	$ 35.9	$ 37.5	$ 20.7	$ 40.2	$ 25.3
Senior Secured 2nd Lien Debt	-	-	-	-	-
Subordinated / Unsecured Debt	-	-	-	-	-
Preferred Equity	-	-	-	-	-
Common Equity & Other	0.1	0.1	0.1	0.1	0.1
New Investments by Asset Class at Cost (%):					
Senior Secured 1st Lien Debt	99.8%	99.8%	99.6%	99.8%	99.6%
Senior Secured 2nd Lien Debt	0.0%	0.0%	0.0%	0.0%	0.0%
Subordinated / Unsecured Debt	0.0%	0.0%	0.0%	0.0%	0.0%
Preferred Equity	0.0%	0.0%	0.0%	0.0%	0.0%
Common Equity & Other	0.2%	0.2%	0.4%	0.2%	0.4%

Note: Items above may differ from public filings due to rounding.
Please see Notes to the Investor Presentation on page 16.

BlackRock.
7

Portfolio Status  Portfolio by Internal Investment Rating (by FMV)  Portfolio by Non-Accrual Status (by FMV)17  ($ in Millions)  12/31/22  3/31/23  6/30/23  9/30/23  12/31/23  Investment Portfolio at Cost 6  $ 658  $ 676  $ 691  $ 689  $ 702  Investment Portfolio at Fair Value 6  570  588  596  595  605  Fair Value % Cost  86.6%  87.0%  86.3%  86.4%  86.1%  Number of Portfolio Companies  116  121  121  120  121  Average Investment Size at Cost  $ 5.7  $ 5.6  $ 5.7  $ 5.7  $ 5.8  Portfolio by Asset Class at Fair Value:  Senior Secured 1st Lien Debt  $ 448  $ 483  $ 498  $ 503  $ 515  Senior Secured 2nd Lien Debt  92  76  74  68  64  Subordinated / Unsecured Debt  20  21  20  20  21  Preferred Equity  2  2  2  2  3  Common Equity & Other  8  6  2  2  1  Yield on Debt and Income Producing Equity at Cost  11.6%  12.1%  12.4%  12.4%  12.2%  Yield on Senior Secured Loans at Cost  12.4%  12.9%  13.2%  13.2%  13.0%  Yield on Other Debt Securities at Cost  1.7%  1.8%  1.9%  1.7%  1.7%  Yield on Debt and Income Producing Equity at Fair Value  12.0%  12.5%  12.9%  12.9%  12.7%  Yield on Senior Secured Loans at Fair Value  12.4%  12.9%  13.2%  13.2%  13.1%  Yield on Other Debt Securities at Fair Value  3.4%  3.6%  3.8%  3.5%  3.4%   Quarter Ended   74.1%  71.3%  62.6%  63.5%  56.6%  20.6%  23.7%  33.4%  31.7%  37.6%  1.7%  1.6%  1.5%  1.4%  1.7%  2.8% 2.7%  4.1%  0.0% 0.0%  2.5% 3.4%  0.8% 0.7%  0.0%  0%  20%  40%  60%  80%  100%  Q4-22  Q3-23  Not Rated  Q4-23  % of Portfolio  Q1-23 1  2  3  Q2-23 4  Note: Items above may differ from public filings due to rounding.  Please see Notes to the Investor Presentation on page 16.  7

 Portfolio Composition by Fair Value at 12/31/2023  Portfolio Composition by Issuer Portfolio Composition by Industry15 Portfolio Composition by Asset Class  Note: Items above may differ from public filings due to rounding  9

 Portfolio Evolution  Please see Notes to the Investor Presentation on page 16.  Investment Cost / FMV  FMV % Cost  88%  80%  81%  82%  79%  81%  89%  87%  90%  89%  88%  89%  87%  87%  86%  86%  86%  NAV per share4  $6.33  $5.35  $4.84  $4.24  $ 4.23  $ 4.35  $ 4.68  $ 4.74  $ 4.73  $ 4.70  $ 4.57  $ 4.56  $ 4.39  $ 4.41  $ 4.33  $ 4.38  $ 4.35  10  ($ in Millions, Except per Share Data)  Q4-19  Q1-20  Q2-20  Q3-20  Q4-20  Q1-21  Q2-21  Q3-21  Q4-21  Q1-22  Q2-22  Q3-22  Q4-22  Q1-23  Q2-23  Q3-23  Q4-23  Cost  $856  $854  $799  $740  $607  $563  $618  $643  $615  $582  $631  $649  $658  $676  $691  $689  $702  FMV  750  681  644  609  479  458  549  558  553  518  557  575  570  588  596  595  605

 Portfolio Construction Targets  0%  5%  10%  15%  20%  25%  30%  35%  Actual Q4 2018  Actual Q4 2023  Pro Forma 1.15x Leverage  Non-core Asset %  First Lien %  Equity / Unsecured Asset %  0%  24%  85%  80%+  100%  90%  80%  70%  60%  50%  40%  30%  20%  10%  0%  Actual Q4 2018  Actual Q4 2023  Pro Forma 1.15x Leverage  27  121  -10  10  30  50  70  90  110  130  Number of Portfolio Companies  Create a well diversified portfolio and reduce idiosyncratic risk by increasing the number of portfolio companies  125+  Actual Q4 2018  Actual Q4 2023  Pro Forma 1.15x Leverage  0%  10%  20%  30%  40%  50%  60%  Actual Q4 2018  Actual Q4 2020  Actual Q4 2023  Pro Forma 1.15x  Leverage  Pursuit of a deliberate strategy to increase  % of first lien investments in the portfolio  Reduce above average  volatility associated with non-core assets  Very Limited Equity and Unsecured exposure in the portfolio, with such exposure targeted at less than 5%  Note: These targets are forward-looking statements based on current market conditions and certain assumptions with respect to our future performance that, in turn, are subject to numerous risks and uncertainties. No assurance can be given that we will achieve our targets and actual results may differ materially.  10

 Leverage Profile  Asset coverage ratio7 of 207% represents a $64.0 million cushion to the minimum required ratio of 150% per BDC regulations7 and under the terms of our revolving credit facility, subject to leverage restrictions8.  Undrawn credit facility8 amount of $64.0 million as of 12/31/23.  Please see Notes to the Investor Presentation on page 16.  Quarterly Leverage Metrics  Borrowings % FMV  42%  46%  50%  50%  38%  31%  35%  36%  36%  33%  43%  46%  45%  45%  48%  46%  48%  Asset Coverage Ratio 7  235%  214%  201%  198%  271%  319%  276%  270%  276%  299%  240%  226%  225%  220%  210%  214%  207%  Net Leverage 5  0.70x  0.85x  0.95x  0.98x  0.51x  0.38x  0.56x  0.57x  0.56x  0.46x  0.64x  0.71x  0.77x  0.81x  0.86x  0.84x  0.91x  ($ in Millions)  Q4-19  Q1-20  Q2-20  Q3-20  Q4-20  Q1-21  Q2-21  Q3-21  Q4-21  Q1-22  Q2-22  Q3-22  Q4-22  Q1-23  Q2-23  Q3-23  Q4-23  FMV  $ 750  $ 681  $ 644  $ 609  $ 479  $ 458  $ 549  $ 558  $ 553  $ 518  $ 557  $ 575  $ 570  $ 588  $ 596  $ 595  $ 605  Borrowings  316  310  321  307  181  143  195  202  197  172  238  262  254  264  284  276  293  10

 Debt Summary  Please see Notes to the Investor Presentation on page 16.  Summary of Borrowings  Debt Maturity Profile  Comparison of Debt Investments and Borrowings  ($ in Millions)  Security  Available  Outstanding  Available  Outstanding  Rate  Maturity  Senior Secured Revolving Credit Facility8  $265  $184  $265  $201  S + 0.10% + 2.00%  2028  2025 Private Placement Notes12, 16  92  92  92  92  5.82%; S+3.14%  2025  Total  $357  $276  $357  $293  Amount as of 9/30/2023  Amount as of 12/31/2023  Fixed Rate Securities  0.4%  11.9%  Floating Rate Securities  99.6%  88.1%  Weighted Average Yield 14  12.8%  7.5%  Weighted Average Years to Maturity  3.5  3.8  Amount as of 12/31/2023 Debt  Investments, at Borrowings16   FMV   Percentage of Total Amount Outstanding:  10

 Reconciliation of Net Investment Income/(Loss)  Items above may not foot or may differ from public filings due to rounding. Please see Notes to the Investor Presentation on page 16.  ($ in Thousands, Except per Share Data)  ($)  Per Share  Per Per Per Per   ($) Share ($) Share ($) Per Share ($) Per Share ($) Share ($) Share   GAAP Basis:  Net Investment Income / (Loss)  Net Increase / (Decrease) in Net Assets from Operations  $ 8,093  $ 0.11  $ 8,861  $ 0.12  $ 8,910  $ 0.12  $ 9,518  $ 0.13  $ 9,276  $ 0.13  $ 29,371  $ 0.40  $ 36,565  $ 0.50  (5,102)  (0.07)  8,517  0.12  1,504  0.02  10,826  0.15  5,389  0.07  3,487  0.05  26,236  0.36  Addback: GAAP incentive fee (reversal) based on capital gains  -  -  -  -  -  -  261  -  (261)  -  (1,545)  (0.02)  -  -  1,713  0.02  1,876  0.03  1,886  0.03  2,070  0.03  1,908  0.03  3,422  0.05  7,741  0.11  $ 9,805  $ 0.14  $ 10,737  $ 0.15  $ 10,796  $ 0.15  $ 11,849  $ 0.16  $ 10,923  $ 0.15  $ 31,249  $ 0.43  $ 44,306  $ 0.61  (3,390)  (0.05)  10,393  0.15  3,390  0.05  13,158  0.18  7,036  0.10  5,365  0.08  33,977  0.47  Addback: GAAP incentive fee based on Income net of incentive fee waiver  Pre-Incentive Fee3  Net Investment Income / (Loss) Net Increase / (Decrease) in Net Assets from Operations  Less: Incremental incentive fee based on Income net of incentive fee waiver  As adjusted3  Net Investment Income / (Loss) Net Increase / (Decrease) in Net Assets from Operations  (1,713)  (0.02)  (1,876)  (0.03)  (1,886)  (0.03)  (2,070)  (0.03)  (1,908)  (0.03)  (3,422)  (0.05)  (7,741)  (0.11)  $ 8,093  $ 0.11  $ 8,862  $ 0.12  $ 8,910  $ 0.12  $ 9,779  $ 0.13  $ 9,015  $ 0.12  $ 27,827  $ 0.38  $ 36,565  $ 0.50  (5,102)  (0.07)  8,518  0.12  1,504  0.02  11,087  0.15  5,128  0.07  1,942  0.03  26,236  0.36  2023  2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Q4 2023  10

 Internal Investment Rating System Overview  10  BlackRock Capital Investment Advisors, LLC (the “Advisor”)13 employs a grading system for its entire portfolio in which all loans are rated on a scale of 1 to 4. This system is intended to reflect the performance of the borrower’s business, the collateral coverage of the loans and other factors considered relevant. The following is a description of the conditions associated with each investment rating:  Grade 1: Investments in portfolio companies whose performance is substantially within or above the Advisor’s original base case expectations and whose risk factors are neutral to favorable to those at the time of the original investment or subsequent restructuring.  Grade 2: Investments in portfolio companies whose performance is materially below the Advisor’s original base case expectations or risk factors have increased since the time of original investment or subsequent restructuring. No loss of investment return or principal (or invested capital) is expected.  Grade 3: Investments in portfolio companies whose performance is materially below the Advisor’s original base case expectations or risk factors have increased materially since the time of original investment or subsequent restructuring. Some loss of investment return is expected, but no loss of principal (or invested capital) is expected.  Grade 4: Investments in portfolio companies whose performance is materially below the Advisor’s original base case expectations or risk factors have increased substantially since the time of original investment or subsequent restructuring. Some loss of principal (or invested capital) is expected.

 Notes to the Investor Presentation  10  1.  Income statement data per share excludes the impact of diluted weighted average shares outstanding.  2.  Includes PIK interest and dividends earned during the period presented.  3.  As adjusted: The Company reports its financial results in accordance with GAAP; however, management believes evaluating the Company’s ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Amounts are adjusted to remove the GAAP accrual (reversal) for incentive fees based on capital gains, and to include only the incremental incentive fee based on income. Adjusted amounts reflect the fact that no incentive fees on capital gains were realized and payable to the Advisor for Q4 2023. After March 6, 2017, incentive fees based on income are calculated for each calendar quarter and may be paid on a quarterly basis if certain thresholds are met. The Company’s investment advisor had agreed to waive the incentive fee based on income through June 30, 2019. The Advisor voluntarily waived a portion of its incentive fees based on income from July 1, 2019 through September 30, 2021.  Pre-Incentive Fee: Amounts are adjusted to remove all incentive fees.  4.  Balance sheet per share data utilizes total shares outstanding at end of period.  5.  Net leverage is calculated as the ratio between (A) and (B) at the end of respective periods: (A) debt, excluding unamortized debt issuance costs, less available cash and receivable for investments sold, plus payable for investments purchased, and (B) net asset value.  6.  Total investment portfolio excludes cash and cash equivalents.  7.  Asset coverage ratio represents the ratio of total assets less non-debt liabilities to total indebtedness. On May 1, 2020, the Company’s stockholders approved a reduction in the minimum asset coverage ratio requirement from 200% to 150%, which went into effect on May 2, 2020.  8.  On September 6, 2023, the Company entered into the eighth amendment under the Credit Facility which (i) extended the maturity date of the loans made under the Credit Facility from April 23, 2025 to September 6, 2028, (ii) extended the termination date of the commitments available under the Credit Facility from April 23, 2024 to September 6, 2027, (iii) reduced the applicable margin to be applied to interest on the loans by 25 basis points per annum to either 1.75% or 2.00% for Benchmark-based borrowings and to 0.75% or 1.00% for ABR-based borrowings depending on the ratio of the borrowing base to certain committed indebtedness, (iv) reduced the commitment fee on unused commitments from 40 basis points per annum to 37.5 basis points per annum, and (v) subject to certain closing conditions being met, permits the Company to merge with and into an indirect wholly-owned subsidiary of TCPC (“Merger Sub”), with Merger Sub continuing as the surviving company and as a wholly-owned indirect subsidiary of TCPC. The Credit Facility (a) provides for amounts to be drawn up to $265,000,000, by which the Company may seek an increase in the commitments to $325,000,000 (subject to satisfaction of certain conditions, including obtaining commitments), (b) has a maturity date of September 6, 2028 and (c) requires a minimum shareholders’ equity under the Credit Facility to the greater of (i) 33% of the total assets of the Company and its subsidiaries and (ii) $240,000,000 plus 25% of net proceeds from the sale of equity interests by the Company and its subsidiaries.  9.  Dividend yield is calculated by annualizing the most recent quarterly dividend announced on this release date as a percentage of the closing stock price as of the end of the quarter.  Dividend Coverage for any period represents the ratio of GAAP net investment income for that period to dividend declared during the same period.  Exclusive of amounts due to restructurings, if applicable.  On April 21, 2022, the Company entered into a Master Note Purchase Agreement governing the issuance on June 9, 2022, of $92.0 million in aggregate principal amount of senior unsecured notes in two tranches to qualified institutional investors in a private placement (the “2025 Private Placement Notes”). The Company issued $35.0 million with a fixed interest rate of 5.82%, with interest to be paid semi- annually, beginning on December 9, 2022, and the Company issued $57.0 million with a rate equal to SOFR plus 3.14% with interest to be paid quarterly, beginning on September 9, 2022. For more information, please refer to the Form 8-K as filed with the SEC on April 22, 2022. As compared to the outstanding par amount of $92.0 million, approximately $91.3 million is recognized as the carrying value of debt balance (net of unamortized debt issuance cost of approximately $0.7 million) for accounting purposes.  On January 16, 2018, we announced that BlackRock Advisors, LLC assigned the Management Agreement, dated March 6, 2015, to a wholly-owned subsidiary, BlackRock Capital Investment Advisors, LLC ("BCIA") pursuant to Rule 2a-6 of the 1940 Act. There was no change to fees, nor to the personnel overseeing the provision of investment management services to us.  The weighted average yield for debt investments is computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount, divided by (b) the fair value. The calculation excludes exit fees that are receivable upon repayment of certain loan investments. The weighted average yield for borrowings is calculated based on the contractual rate.  The Company uses Global Industry Classification Standard (“GICS”) codes to identify industry groupings.  In connection with the 2025 Private Placement Notes, the Company entered into an interest rate swap to offset interest payable on the fixed rate tranche of the 2025 Private Placement Notes. The notional amount of the interest rate swap is $35.0 million and matures on June 9, 2025. Under the swap agreement, the Company receives a fixed rate of 2.633% and pays a floating interest rate of SOFR.  Excludes our first lien 6th amendment term loan in Kellermeyer Bergensons Services, LLC (“KBS”), which was designated as a partial non-accrual position given that the 7% PIK portion of the coupon was deemed uncollectible. At quarter-end, the fair value of the KBS 6th amendment term loan was $0.8 million.  Note: Schedules may differ from public filings due to rounding.

 Corporate Information

 Corporate Information  18  Board of Directors*  Corporate Officers  Other Information  Independent Registered Public Accounting Firm  Deloitte & Touche LLP Los Angeles, CA  Exchange  NASDAQ Global Select Market  Listed Security  BKCC Common Stock  Transfer Agent  Computershare  P.O. BOX 505000  Louisville, KY, 40233-5000 UNITED STATES  Corporate Headquarters  50 Hudson Yards New York, NY 10001  Website  www.blackrockbkcc.com  James E. Keenan  Chairman of the Board  Chief Investment Officer and Global Head of Private Debt, BlackRock  John R. Baron**  Former Managing Partner of Crystal Ridge Partners, LP  Jerrold B. Harris  Former President and Chief Executive Officer of VWR Scientific Products Corporation  Meridee A. Moore  Senior Managing Member of Watershed Asset Management, LLC  William E. Mayer***  Co-founder & Partner at Park Avenue Equity Partners, L.P.  Maureen K. Usifer ****  Former Chief Financial Officer of Seventh Generation Inc.  James E. Keenan  Interim Chief Executive Officer  Nik Singhal  President  Chip Holladay  Interim Chief Financial Officer and Interim Treasurer  Laurence D. Paredes  Corporate Secretary  Charles Park  Chief Compliance Officer  *Full bios are available on the website  **Governance Committee Chair  ***Lead Independent Director  ****Audit Committee Chair